Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-287637) on Form F-3 of our reports dated April 17, 2026, with respect to the consolidated financial statements of Hafnia Limited and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Singapore
September 23, 2026